UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2009.

Commission File Number: 000-51847

HIMAX TECHNOLOGIES, INC.
(Translation of registrant's name into English)

No. 26, Zih Lian Road, Tree Valley Park
Sinshih Township, Tainan County 74148
Taiwan, Republic of China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [    ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [    ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [    ]      No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

On November 12, 2009, Himax Technologies, Inc. (the “Company”) filed a listing application with the Taiwan Stock Exchange (the “TWSE”) in relation to its proposed listing of all of its ordinary shares. A preliminary offering circular and a preliminary underwriter’s evaluation report both dated November 12, 2009 (in Chinese language) were filed with the TWSE and made public on the Market Observation Post System under the code number “3670.” The preliminary underwriter’s evaluation report is required to be filed under the listing rules of the TWSE and was prepared by the lead underwriter for the Company’s Taiwan listing. The following summarizes certain information included in the preliminary offering circular and the preliminary underwriter’s evaluation report, which is provided in this Form 6-K report for information purposes only:

(1) Proposed Listing Plan

As of September 30, 2009, the Company had approximately 369.5 million ordinary shares outstanding, with each of the Company’s American Depositary Shares (“ADSs”) representing two such ordinary shares. In connection with the proposed listing, the Company tentatively plans to issue and offer 20 million new ordinary shares, which is the minimum amount required by the TWSE for the Company’s listing application. The Company has tentatively set an indicative offer price of NT$48 per ordinary share solely for purposes of providing certain information required to be included in the preliminary offering circular. The indicative offer price is based on, among other factors, industry outlook, the Company’s operating results, various commonly-used stock evaluation methods, and the average closing price of the ADSs (each ADS representing two ordinary shares) in October 2009. The final offer price will be determined shortly before the Company launches the offering of the new ordinary shares in connection with the proposed listing on the TWSE.
The Company currently expects to receive the listing approval from the TWSE in the first quarter of 2010 and expects trading to begin in the second quarter of 2010, subject to necessary regulatory approvals and procedures and the prevailing market conditions. The net proceeds are intended to be used for general working capital purposes. The Company’s ordinary shares and ADSs are expected to remain fungible after the Taiwan listing, subject to certain restrictions within the 40-day period from the date of listing and to a cap on the number of deposited ordinary shares underlying the ADSs of not more than approximately 50% of the total number of ordinary shares outstanding.

(2) Income Range of Directors and Executive Officers for 2008

Set forth below is certain information on the income of each of the Company’s directors and executive officers for the year ending December 31, 2008:

  Income Range for Directors and Executive Officers for 2008 (1)
Range (in NT dollars)	Name
	Non-executive Directors	Executive Directors	Executive Officers
Below 2 million	Jung-Chun Lin(2) Dr. Chun-Yen Chang Yuan-Chuan Horng
2 to 5 million			Max Chan
5 to 10 million		Dr. Biing-Seng Wu(2)	John Chou Norman Hung
10 to 15 million		Jordan Wu(2)	Chi-Chung Tsai
15 to 30 million
30 to 50 million
50 to 100 million
Over 100 million

(1)
Includes cash-based and share-based incomes; share-based income is calculated based on the number of RSUs vested at the end of September 2008 and the market value per RSU as of the relevant dates of vesting.

(2)
The Company paid director compensation only to Dr. Chun-Yen Chang and Yuan-Chuan Horng as independent directors. Jung-Chun Lin, Dr. Biing-Seng Wu and Jordan Wu did not receive any compensation for their director position.

(3) RSUs Grants to Directors and Executive Officers in 2009

Set forth below is certain information on the number of restricted share units (“RSUs”) granted to the Company’s directors and executive officers in 2009:

Name	Total RSUs(1) Granted	Ordinary shares Underlying Vested Portion of RSUs	Ordinary shares Underlying Unvested Portion of RSUs
Dr. Biing-Seng Wu	30,842	15,422	46,262
Jordan Wu	61,684	30,842	92,526
Jung-Chun Lin	-	-	-
Dr. Chun-Yen Chang	-	-	-
Dr.Yan-Kuin Su(2)	-	-	-
Yuan-Chuan Horng	-	-	-
Chi-Chung Tsai(2)	61,684	30,842	92,526
Max Chan	24,615	12,308	36,922
John Chou	36,136	18,068	54,204
Norman Hung	34,288	17,144	51,432

(1) Each RSU represents two ordinary shares.
(2) Dr. Yan-Kuin Su and Chi-Chung Tsai were newly elected as directors on August 6, 2009 in the Company’s annual general meeting. Dr. Yan-Kuin Su is an independent director and Chi-Chung Tsai is an executive director of the Company.

(4) Top 10 Customers and Suppliers for 2008 and the Nine Months Ended September 30, 2009

Set forth below is certain information relating to the Company’s top 10 customers for the periods indicated:

(In thousands of NT dollars; %)
Ranking	Year Ended December 31, 2008			Nine Months Ended September 30, 2009
	Name(1)	Amount	%	Name(1)	Amount	%
1	CMO and its affiliates	17,071,125	62.50	CMO and its affiliates	10,519,780	63.67
2	Company D	1,775,726	6.50	Company D	1,191,469	7.21
3	Company K	1,708,913	6.26	Company E	526,042	3.18
4	Company B	1,071,674	3.92	Company F	513,237	3.11
5	Company G	754,072	2.76	Company B	378,723	2.29
6	Company H	725,175	2.65	Company H	319,838	1.94
7	Company E	644,881	2.36	Company N	307,608	1.86
8	Company F	517,092	1.89	Company I	289,698	1.75
9	Company M	348,959	1.28	Company G	272,888	1.65
10	Company I	331,674	1.21	Company O	236,381	1.43
	Others	2,366,512	8.67	Others	1,967,653	11.91
	Net revenues	27,315,803	100.00	Net revenues	16,523,317	100.00

(1) The names of customers, except for CMO, are kept anonymous in the preliminary offering circular and the underwriter’s evaluation report for compliance with the Company’s non-disclosure obligations.

Set forth below is certain information relating to the Company’s top 10 suppliers for the periods indicated:

(In thousands of NT dollars; %)
Ranking	Year Ended December 31, 2008			Nine Months Ended September 30, 2009
	Name(1)	Amount	%	Name(1)	Amount	%
1	Company P	3,395,095	24.57	Company Z	2,496,583	26.45
2	Company Q	3,376,137	24.43	Company Q	1,748,940	18.53
3	Company T	1,713,603	12.40	Company T	1,491,716	15.80
4	Company Z	1,095,290	7.93	Company P	1,371,130	14.52
5	Company Y	726,586	5.26	Company BB	559,671	5.93
6	Company S	702,970	5.09	Company S	543,653	5.76
7	Company V	544,644	3.94	Company CC	417,888	4.43
8	Company W	497,150	3.60	Company AA	198,908	2.11
9	Company R	496,920	3.60	Company W	170,121	1.80
10	Company AA	399,701	2.89	Company X	128,145	1.36
	Others	869,593	6.29	Others	313,705	3.31
	Net purchase amount	13,817,689	100.00	Net purchase amount	9,440,460	100.00
(1) The names of suppliers are kept anonymous in the preliminary offering circular and the underwriter’s evaluation report for compliance with the Company’s non-disclosure obligations.

(5) Projected Cash Flow for the Three Months Ending December 31, 2009 and for 2010

Set forth below is the Company’s projected cash flow information for each of the three months ending December 31, 2009 and each of the twelve months ending December 31, 2010, based on the assumption that the proposed Taiwan listing takes place in the second quarter of 2010.
(In thousands of NT dollars)
Item	2009			2010
	Oct	Nov	Dec	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
Cash at beginning of the period 1 (1)	3,756,205	3,118,247	2,847,304	3,501,392	3,832,986	4,154,370	4,346,931	4,209,648	4,755,945	3,669,006	3,715,881	3,811,370	3,606,402	3,745,833	3,882,105
Add: non-financing cash inflow 2
Receipts of accounts receivable	1,933,872	2,164,126	2,234,422	2,067,502	2,000,888	1,746,451	1,442,550	1,561,749	1,708,162	1,868,974	1,980,980	2,010,995	2,090,234	2,139,459	2,171,875
Others	80,413	80,413	80,413	80,413	80,413	80,413	80,413	80,413	80,413	80,413	80,413	80,413	80,413	80,413	80,413
Subtotal	2,014,285	2,244,539	2,314,835	2,147,915	2,081,301	1,826,864	1,522,963	1,642,162	1,788,575	1,949,387	2,061,393	2,091,408	2,170,647	2,219,872	2,252,288
Less: non-financing cash outflow 3
Payments for accounts payable	2,163,547	2,090,050	1,214,731	1,397,161	1,218,370	1,313,729	1,366,530	1,495,179	1,584,784	1,608,796	1,672,188	1,711,567	1,737,500	1,789,884	1,816,336
Salaries and bonuses	68,561	68,561	76,602	68,561	197,221	76,602	68,561	68,561	108,767	68,561	68,561	359,654	68,561	68,561	76,602
Cash dividends	0	0	0	0	0	0	0	0	956,808	0	0	0	0	0	0
Payments to acquire ordinary shares	132,640	131,716	144,260	125,444	119,171	18,817	0	0	0	0	0	0	0	0	0
Others	287,495	225,155	225,154	225,155	225,155	225,155	225,155	492,125	225,155	225,155	225,155	225,155	225,155	225,155	225,155
Subtotal	2,652,243	2,515,482	1,660,747	1,816,321	1,759,917	1,634,303	1,660,246	2,055,865	2,875,514	1,902,512	1,965,904	2,296,376	2,031,216	2,083,600	2,118,093
Minimum cash requirement 4	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Cash demand 5=3+4	2,652,243	2,515,482	1,660,747	1,816,321	1,759,917	1,634,303	1,660,246	2,055,865	2,875,514	1,902,512	1,965,904	2,296,376	2,031,216	2,083,600	2,118,093
Excess cash before financing 6=1+2-5	3,118,247	2,847,304	3,501,392	3,832,986	4,154,370	4,346,931	4,209,648	3,795,945	3,669,006	3,715,881	3,811,370	3,606,402	3,745,833	3,882,105	4,016,300
Net financing cash flow 7
Issuance of new shares	0	0	0	0	0	0	0	960,000	0	0	0	0	0	0	0
Proceeds from debts	0	0	0	0	0	0	0	0	0	5,146,400	0	0	0	0	0
Repayments of debts	0	0	0	0	0	0	0	0	0	(5,146,400)	0	0	0	0	0
Subtotal	0	0	0	0	0	0	0	960,000	0	0	0	0	0	0	0
Cash at end of the period 8=1+2-3+7	3,118,247	2,847,304	3,501,392	3,832,986	4,154,370	4,346,931	4,209,648	4,755,945	3,669,006	3,715,881	3,811,370	3,606,402	3,745,833	3,882,105	4,016,300
(1) Under ROC GAAP, cash balance includes time deposits of original maturities with more than three months, which is not recognized as cash under U.S. GAAP.

(6) Summary of Significant Differences Between ROC GAAP and U.S. GAAP

For purposes of financial reporting under the Securities Exchange Act of 1934, the Company has prepared its audited or unaudited consolidated financial statements in accordance with generally accepted accounting principles in the U.S. (“U.S. GAAP”). In order to meet the TWSE’s listing requirements, the Company has provided in the documents filed with the TWSE audited or reviewed consolidated financial information in accordance with generally accepted accounting principles in the Republic of China (“ROC GAAP”) for the years ended December 31, 2006, 2007 and 2008 and the nine months ended September 30, 2009.

For the year ended December 31, 2008 and the nine months ended September 30, 2009, there was no GAAP difference in revenues. For the same periods, net income attributable to Himax stockholders under ROC GAAP was NT$2,607.1 million and NT$927.0 million, respectively (equivalent to US$79.5 million and US$28.8 million, respectively, based on the exchange rates as of the respective balance sheet dates), and net income attributable to Himax stockholders under U.S. GAAP was US$76.4 million and US$28.6 million, respectively; earnings per diluted ADS under U.S. GAAP were NT$13.41 and NT$4.93, respectively (equivalent to US$0.41 and US$0.15, respectively, based on the exchange rates as of the respective balance sheet dates), and earnings per diluted ADS under U.S. GAAP were US$0.40 and US$0.15, respectively. Certain significant differences between ROC GAAP and U.S. GAAP are as follows:

■
Share-based compensation: Effective January 1, 2008, the Company adopted ROC Statement of Financial Accounting Standards (SFAS) No. 39, Accounting for Share-based Payment, which is similar in many respects to U.S. SFAS No. 123 (revised 2004) and requires companies to record share-based payment transactions at fair value for share-based payment granted or modified after January 1, 2008. Under U.S. GAAP, the Company has applied SFAS No.123 (revised 2004), Share-Based Payment, from its incorporation in June 2001 for its share-based compensation plan. The cost of employee services received in exchange for share-based compensation is measured based on the grant-date fair value of the share-based instruments issued.

■
Undistributed earnings surtax: Under ROC GAAP, the undistributed earnings surtax is recorded as tax expense in the period during which the stockholders approve the amount of the earnings distribution. Under U.S. GAAP, the 10% tax on unappropriated earnings is accrued during the period the earnings arise and adjusted to the extent that distributions are approved by the shareholders in the following years.

■
Income tax provisions for interim financial reporting: Under ROC GAAP, in preparing interim financial statements, the computation and disclosure of income tax expenses or benefits for the interim period should follow the provisions set forth in the ROC SFAS No.22,

Accounting Treatment of Income taxes, which are the same as for preparing annual financial statement. Under U.S. GAAP, income tax expense recognized in each interim period is based on the best estimate of the effective tax rate expected to be applicable for the annual reporting period applied to the pre-tax income of the interim period. This item has no impact on annual financial reporting.

_________________________

The ordinary shares to be issued and offered in connection with the proposed Taiwan listing have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws and may not be offered or sold within the United States or to, or for the account or benefit of, any U.S. person (as defined in Regulation S under the Securities Act), absent registration or an applicable exemption from registration requirements under the Securities Act.

The noon buying rate in the City of New York for cable transfers in NT dollars per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York on November 6, 2009 was US$1.00 to NT$32.5100. This exchange rate is provided solely for your ease of reference, and no representation is made that the NT dollar amounts referred to herein could have been or could be converted into U.S. dollars at any particular rate or at all.

Forward-Looking Statements:
This report contains forward-looking statements, including statements regarding our ordinary shares and ADSs and our future business prospects and financial information, on which you should not place undue reliance. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement, and there can be no assurance that Himax’s Taiwan listing will be approved or trading will begin at the expected time, or at all. Factors that could cause our listing plan to differ materially include, but not limited to, shareholders’ support on the dual listing plan, changes in either Taiwan or U.S. authorities’ policies, Taiwan Stock Exchange and Taiwan authority’s acceptance of Himax’s Taiwan listing application, changes in capital market conditions in either Taiwan or the U.S., capital market acceptance of our share offering, our future business development, results of operations and financial condition, the capabilities of the underwriters and other risks as described from time to time in the Company’s SEC filings, including those risks identified in the section entitled “Risk Factors” in its Form 20-F for the year ended December 31, 2008 filed with the SEC on May 15, 2009, if and as amended. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HIMAX TECHNOLOGIES, INC.
	By:	/s/ Max Chan
Max Chan Chief Financial Officer
Date: November 12, 2009